JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04045858

20th October 2004

SUPPL

RECEIVED
2004 NOV -2 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	20/10/2004	+ 55,650	US$13.88
Simon Keswick	Scrip Dividend	20/10/2004	+ 42,647	US$13.88
E P K Weatherall	Scrip Dividend	20/10/2004	+ 185,877	US$13.88
C G R Leach	Scrip Dividend	20/10/2004	+ 5,546	US$13.88
Brian Keelan	Scrip Dividend	20/10/2004	+ 248	US$13.88
R C Kwok	Scrip Dividend	20/10/2004	+ 168	US$13.88
A J L Nightingale	Scrip Dividend	20/10/2004	+ 33	US$13.88

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

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